As filed with the Securities and Exchange Commission on December 14, 2016

File No. 812-14624

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO

SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN

ORDER OF EXEMPTION FROM ALL PROVISIONS OF THE ACT AND ALL

RULES AND REGULATIONS THEREUNDER, EXCEPT AS OTHERWISE

SPECIFIED IN THIS APPLICATION

JEFFREY LLC

Written and oral communications regarding this Application should be addressed to:

Dan L. Jaffe, Esq.

Vorys, Sater, Seymour and Pease LLP

52 East Gay Street

Columbus, Ohio 43215

(614) 464-5650 (phone)

(614) 719-4779 (fax)

With copies to:

Kenneth J. Berman, Esq.

Debevoise & Plimpton LLP

801 Pennsylvania Avenue, N.W., Suite 500

Washington, D.C. 20004

(202) 383-8050 (phone)

(202) 383-8118 (fax)

This Application (including Exhibits) contains 18 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: JEFFREY LLC 100 East Broad Street Suite 1700 Columbus, Ohio 43215	) ) ) ) ) ) ) ) ) ) )

SECOND AMENDED AND

RESTATED APPLICATION

PURSUANT TO SECTION 6(C) OF

THE INVESTMENT COMPANY ACT

OF 1940 FOR AN ORDER OF

EXEMPTION FROM ALL

PROVISIONS OF THE ACT AND ALL

RULES AND REGULATIONS

THEREUNDER, EXCEPT AS

OTHERWISE SPECIFIED IN THIS

APPLICATION

Investment Company Act of 1940

File No. 812-14624

I. INTRODUCTION

The undersigned Applicant, Jeffrey LLC, hereby files this Application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from all of the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in this Application. Under Section 6(c) of the Act, the U.S. Securities and Exchange Commission (the “Commission”) may exempt any person, security or transaction from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant believes that the requested exemption from all provisions of the Act and all rules and regulations thereunder (except as otherwise specified in this Application) meets these standards, as Applicant is a private investment company wholly owned and controlled by a single family.

II. APPLICANT

A. Background

Applicant, a Delaware limited liability company, was formed on April 3, 2009. Applicant’s managing member is The Jeffrey Company, an Ohio corporation (“TJC”), which was formed on July 19, 1877. All of the outstanding shares of capital stock of TJC are owned by trusts for descendants of Joseph A. Jeffrey (1836-1928) (“J.A. Jeffrey”).

Approximately 0.2% of the units of membership interest in Applicant (“units”) are owned by TJC as the managing member, with the remaining units being owned by trusts for descendants of J.A. Jeffrey. In other words, 100% of Applicant’s units are owned directly or indirectly by trusts for descendants of J.A. Jeffrey.

J.A. Jeffrey created the Joseph A. Jeffrey Trust (the “Trust”) on May 6, 1914, for the benefit of his descendants, and transferred virtually all of the TJC shares to the Trust. TJC was founded to manufacture the world’s first coal-mining machines. Success in this endeavor led TJC to manufacture related products such as crushers, conveyor belts, industrial chains and electric mine locomotives. With the acquisition of Galion Iron Works in 1929, TJC became a manufacturer of steamrollers, road graders and other road-building equipment. By the middle of the 20th century, TJC, through its operating subsidiaries, was a diversified manufacturer with several thousand employees and offices throughout the world. TJC sold its operating assets to Dresser Industries in 1974 and became a pure investment enterprise. TJC relies on an exception from the definition of investment company pursuant to Section 3(c)(1) of the Act.

In 2002, the Trust was divided into separate trusts, one for each current income beneficiary (each an “Individual Trust”), but still operating pursuant to the terms of the instrument establishing the Trust. In 2009, in connection with the formation of Applicant, TJC contributed marketable securities to Applicant in exchange for 100% of the units in Applicant, and immediately distributed the non-managing member units to TJC’s shareholders. In 2010 and then again in 2011, TJC distributed marketable securities to its shareholders, who in turn contributed those securities to Applicant in exchange for additional units in Applicant.

TJC will contribute to Applicant, as of December 31, 2016, 100% of TJC’s marketable securities and other assets (excluding its managing member units in Applicant and any assets associated with TJC’s deferred compensation plans) in exchange for additional managing member units in Applicant.1 The number of additional units in Applicant to be issued to TJC as of December 31, 2016 will be based on relative fair market value at the time, which Applicant anticipates will be approximately 50% of the outstanding units in Applicant at that time. As a result of this contribution, Applicant on a going-forward basis will hold essentially all of the family enterprise’s investment assets.2

On January 17, 2017, the Trust will terminate pursuant to its terms, and the assets of each Individual Trust (substantially all of which consist of units in Applicant and shares of TJC) will become distributable to the then-current income beneficiary of such Individual Trust, after all outstanding expenses and claims are satisfied. Upon the

[1]	After such contribution, virtually all of TJC’s assets will consist of the managing member units in Applicant, which Applicant has determined are not securities. Thus, TJC itself no longer will be required to rely on Section 3(c)(1) of the Act and will not require the relief requested by this Application.
[2]	In light of the scheduled consolidation of assets into Applicant, any references hereinafter to Applicant’s assets or Applicant’s investment management agreements also include those of TJC.

distribution of such assets, Applicant will be owned 100% by descendants of J.A. Jeffrey, either directly or through TJC.3

B. Ownership

To date, Applicant has met the requirements of Section 3(c)(1) of the Act. Today, Applicant has 60 non-managing members, each of which is an Individual Trust, plus TJC as its sole managing member. Forty-nine of the 60 Individual Trusts are beneficial owners within the meaning of the Act, having made investments into Applicant in exchange for units in 2010 and 2011. The remaining 11 Individual Trusts received their non-managing member units in Applicant involuntarily, after the 2011 investments were made and pursuant to the operation of the Trust, in accordance with Act Rule 3c-6. These 11 Individual Trusts collectively stepped into the shoes of four former Individual Trusts that had made investments into Applicant in 2010 and 2011. Thus, the 60 Individual Trusts today represent 53 beneficial owners. As the sole managing member of Applicant, TJC is not treated as a beneficial owner by Applicant pursuant to guidance from the staff of the Division of Investment Management at the Commission (the “Staff”).4

After Trust termination, Applicant will limit its security holders to “family clients,” as defined under Rule 202(a)(11)(G)-1 (the “Family Office Rule”) promulgated under the Investment Advisers Act of 1940 (the “Advisers Act”), with J.A. Jeffrey being the “common ancestor” for this purpose (“Family Clients”).5 Applicant further does not intend to offer to key employees or their entities the opportunity to invest in Applicant, even though such employees and their entities qualify as Family Clients under the Family Office Rule,6 unless a key employee is also a “family member,” as defined under the Family Office Rule (a “Family Member”).7 Thus, Applicant’s owners will consist of a subset of Family Clients.

Applicant would like to offer to such subset of Family Clients the opportunity to invest in Applicant (subject to securities law compliance, including complying with applicable federal and state exemptions from registration of its securities). The 100 beneficial owner limitation of Section 3(c)(1) of the Act, however, potentially would cause family friction by denying to many Family Members the opportunity to invest in Applicant; as of the date of this Application, there are approximately 350 Family Members. An exemption under Section 6(c) of the Act would permit Applicant to allow more Family Members the opportunity to invest in Applicant without imposing on Applicant the costs of complying with the Act.

[3]	A few current income beneficiaries have contributed their beneficial interests in their respective Individual Trusts to grantor retained annuity trusts (“GRATs”) for the benefit of their respective children. For a brief period after Trust termination, it is possible that these GRATs will own units in Applicant and/or shares in TJC. Upon termination of these GRATs, such units and/or shares will be transferred to their respective grantors and/or such children. All beneficiaries of these GRATs are, and will be, Family Members (as hereinafter defined).
[4]	See, e.g., Colony Realty Partners, L.P., SEC No-Action Letter (Apr. 27, 1988).
[5]	See Advisers Act Rule 202(a)(11)(G)-1(d)(4).
[6]	See Advisers Act Rule 202(a)(11)(G)-1(d)(8).
[7]	See Advisers Act Rule 202(a)(11)(G)-1(d)(6).

Continued reliance on Section 3(c)(1) also could present challenges with respect to accepting investments from companies meeting the definition of Family Clients, as a result of the statutory look-through rule of Section 3(c)(1)(A) of the Act or the non-statutory look-through concept applicable to investment vehicles that are viewed as being formed solely for the purpose of circumventing the 100 security holder limitation of Section 3(c)(1).8 Allowing companies owned by Family Members to invest, however, would maximize the family’s personal wealth transfer planning and charitable giving opportunities, without raising the broader issue that Section 3(c)(1)(A) and the non-statutory look-through concept seek to address – circumvention by an investment vehicle of the limit at which, as a policy matter, regulation under the Act is deemed appropriate. In the case of Applicant, regulation under the Act, as a policy matter, is not necessary because of the limitations that will be placed on the nature of its security holders.

Units in Applicant have not been, and will not be, offered or sold to the public. Furthermore, under Applicant’s limited liability company agreement, sales or other transfers of units for value to any purchaser, other than to Applicant itself, are prohibited. Even transfers for value to existing members or other Family Clients are prohibited.9 Thus, a “market” never will develop for units in Applicant. The only exit strategies available to a Family Client will be to surrender units for redemption by Applicant at fair market value or to gift or contribute units to other Family Clients. Investors are permitted to redeem their units in Applicant quarterly, at the end of each calendar quarter.

C. Management and Investment Policy

TJC is the sole managing member of Applicant. TJC, in turn, is managed by a board of directors (the “Board”). Today, there are thirteen directors: six Family Members, the chief executive officer (also a Family Member), the trustee of the Trust (not a Family Member) and five so-called “outside directors” (not Family Members). The family values the independence and judgment of the outside directors. TJC plans to continue the existing Board composition after Trust termination, except that, after the Trust

[8]	See, e.g., Section 48(a) of the Act; Cornish & Carey Commercial Inc., SEC No-Action Letter (June 21, 1996) (the Commission has the authority to “look through” a multi-tiered structure if it is a conduit formed or operated for no purpose other than circumventing the requirements of Section 3(c)(1); whether a company that meets the express conditions of Section 3(c)(1) will be subject to a look through will depend on an analysis of all of the surrounding facts and circumstances, including the percentage of an issuer’s assets invested in the fund). Cf. Long-Term Capital Mgmt., SEC No-Action Letter (Apr. 28, 1994) (where beneficial interests in trusts established for personal estate planning and charitable giving purposes were involuntary, non-contributory and not voluntarily transferable, and where the holders of beneficial interests had no right to direct the trust’s investment decisions or otherwise participate in the management of the trust, the Staff stated that it would not recommend enforcement action if the Section 3(c)(1) entity did not treat the trust beneficiaries as holders of outstanding securities for purposes of Section 3(c)(1)(A) of the Act).
[9]

Applicant allows a very limited exception for estate planning transfers for value, such as installment sales to a grantor trust. Any such transfers will be made only to Family Clients. Additionally, investors are permitted to pledge units as collateral for a loan, but only if the pledge documents require, in lieu of foreclosure or other enforcement action in the event of a default, that the pledged units be redeemed by Applicant prior to any transfer of economic or voting rights. In the event that units are pledged, the party to which such units are pledged shall not receive direct economic benefit from the units nor can such party directly or indirectly vote the units.

terminates, the Trust wind-up is completed and the trustee of the Trust no longer owns TJC shares or units in Applicant, the trustee of the Trust no longer will serve as a member of the Board. At that time, it is anticipated that an additional outside director will be elected to the Board, resulting in seven directors who are Family Members and six outside directors. Each director has, and will continue to have, equal voting power and no minority veto power. The chief executive officer of TJC’s investment enterprise always has been a Family Member. At all times, a majority of the directors will be Family Members; provided, however, that if by reason of the death, disqualification or bona fide resignation of any director or directors, a majority of the directors are not Family Members, the vacancy or vacancies will be filled in order to reestablish such majority within 90 days (consistent with Act Rule 10e-1(a)). The directors are paid on the basis of fixed fees and expenses, and do not receive any form of commission or performance-based compensation. None of the directors is affiliated with Applicant’s investment advisers. All directors are elected annually, thereby providing an opportunity to evaluate the continued contribution of each director on an annual basis.

Applicant has no employees of its own. Applicant has a management agreement with Katahdin Asset Management LLC (the “Family Management Co.”). The Family Management Co. conducts the day-to-day operations of Applicant with the Family Management Co.’s own employees, subject to the direction of the Board. The Family Management Co. is wholly owned and controlled by the same individual who is TJC’s chief executive officer, who also is a Family Member. Because the Family Management Co.’s owner is both a Family Member and a current income beneficiary of an Individual Trust, the Family Management Co.’s interests are aligned with those of fellow owners of Applicant. Furthering this alignment, no profit is taken “off the top” by the Family Management Co. The Family Management Co. does not receive a carried interest or any other share of Applicant’s profits, nor does the Family Management Co. or any of its employees receive any type of commission from Applicant. Instead, the Family Management Co. receives a management fee that largely reflects cost-based compensation (i.e., reimbursement of out-of-pocket, third-party costs and reasonable overhead in connection with managing Applicant’s affairs, as determined pursuant to an annual budget process). In the discretion of the Board, the Family Management Co. also may receive a bonus based on its attainment of annual goals. This bonus is not determined “on the basis of a share of capital gains upon or capital appreciation of” any funds of Applicant and, therefore, is not a performance-based fee as described in Section 205(a)(1) of the Advisers Act. In essence, Applicant, TJC and the Family Management Co. together function like a cooperative association for the benefit of the owners.10

[10]	Once Applicant ceases to rely on Section 3(c)(1) of the Act, TJC and the Family Management Co. will not be able to rely on the Family Office Rule since Applicant no longer will be excepted from the definition of “investment company” under the Act as required by clause (xi) of Advisers Act Rule 202(a)(11)(G)-1(d)(4) (defining the term “family client”). Contemporaneously with this Application, each of TJC and the Family Management Co. is filing an application for an order of the Commission under Section 202(a)(11)(H) of the Advisers Act declaring the applicant to be a person not within the intent of the Advisers Act to the extent that Applicant no longer falls within the definition of “family client” in the Family Office Rule as a result of exceeding the 100 beneficial owner limitation of Section 3(c)(1) of the Act.

In addition to the Family Management Co., Applicant relies on Commission-registered investment advisers in managing its investments, subject to the oversight of the Board. Currently, substantially all of Applicant’s assets (including cash) are managed by six, unrelated investment advisers, all of which are registered with the Commission. Substantially all of Applicant’s assets are liquid, diversified, publicly traded securities, representing over 700 discrete holdings.

Applicant’s investment management agreements with its registered investment advisers contain, for each equity portfolio, investment objectives, investment restrictions (e.g., regarding diversification) and a list of permissible investment categories. For the bond portfolios, there are guidelines regarding permissible investment categories, credit quality, diversification, maturity and duration, and tax considerations.

All investment management fees paid by Applicant to these investment advisers are based on either a fixed or graduated fee percentage of assets under management. Applicant does not pay any performance-based fees.

The Family Management Co. reviews the investments daily, and the Board reviews them quarterly. Most of the investment advisers provide monthly reporting, and all of them provide quarterly reporting. Applicant does not make the price determination for any of its assets. Applicant instead uses the pricing feeds from its independent investment advisers, although the Audit & Risk Committee of the Board is responsible for reviewing the reasonableness of those prices along with the outside auditors.

The Board has been highly proactive in the areas of corporate governance, conflicts of interest and enterprise risk management. The Board has a Lead Director (and a related document describing the Lead Director’s duties and responsibilities) as well as three committees (with related charters): (i) the Audit & Risk Committee; (ii) the Management Oversight & Compensation Committee; and (iii) the Nominating and Corporate Governance Committee. The Audit & Risk Committee oversees the quality and integrity of the financial statements, reviews the qualifications and independence of the external auditors, reviews company accounting operations, reviews company compliance with relevant legal and regulatory requirements, evaluates the company’s operational risk management process and has put in place a Code of Ethics (addressing, among other things, conflicts of interest) as well as a Whistleblower Policy. The Management Oversight & Compensation Committee oversees the Family Management Co.’s budget and management fee and reviews the appropriateness of director compensation. The Nominating and Corporate Governance Committee establishes appropriate criteria for Board member selection, identifies qualified and suitable individuals to serve, reviews and reassesses the company’s corporate governance principles, recommends a director for Lead Director (in consultation with the chief executive officer), reviews the composition of the Board and its committees and oversees the self-evaluation of the Board and of each Board committee.

Applicant has promoted transparency in decision-making through detailed quarterly and annual reports to investors, Board meetings with family guests and frequent meetings with the current income beneficiaries of the Individual Trusts. The financial statements of Applicant are audited by a nationally recognized accounting firm annually.

III. APPLICANT’S PROPOSAL

A. Reason for Proposal

Applicant is seeking an order pursuant to Section 6(c) of the Act for an exemption from all of the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in this Application. Applicant submits that Section 3(c)(1) of the Act evidences the intention of Congress to exclude “private” investment companies from the scope of the Act. Under Section 6(c) of the Act, the Commission may exempt any person, security or transaction from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicant believes that the requested exemption from all provisions of the Act and all rules and regulations thereunder (except as otherwise specified in this Application) meets these standards, as it is a private investment company wholly owned and controlled by a single family.

B. Alternatives Considered

Similarly situated companies typically may rely on Section 3(c)(1) of the Act for an exclusion from registration under the Act. Section 3(c)(1) excepts from the definition of “investment company” any issuer whose outstanding securities are beneficially owned by not more than 100 persons and which is not making and does not presently propose to make a public offering of its securities. The descendants of J.A. Jeffrey are numerous, however, and Applicant does not wish to exclude any Family Member from investing in Applicant after Trust termination. Applicant examined a number of alternatives:

1. Applicant could not rely on Section 3(c)(7) of the Act because not all Family Members would be qualified purchasers.

2. Applicant considered the possibility of splitting into two parallel but separate limited liability companies, one for those Family Members who are qualified purchasers under Section 3(c)(7) of the Act (and their donees under Act Rule 3c-6), and the other for no more than 100 Family Member beneficial owners under Section 3(c)(1) of the Act (and their donees under Act Rule 3c-6).11 The Board rejected this structure due to the following practical downsides: (a) substantial complexity; (b) distraction of management from its core purpose (i.e., being continually burdened by the need to maintain two, separate investment portfolios); and (c) family friction caused by (i) making one of the two investment companies available only to the wealthier Family Members (and their donees) and (ii) the possibility of disparate returns on investment.

[11]	Section 3(c)(7)(E) of the Act provides that these two entities would not be integrated for purposes of determining whether they comply with Sections 3(c)(1) and 3(c)(7), respectively.

3. Finally, Applicant considered the possibility of splitting into two or more parallel but separate limited liability companies, each of which would satisfy Section 3(c)(1) of the Act. However, we believe that the structure of these LLCs would need to be substantially different to avoid “integration.”12 The Board rejected this structure as well, largely for the same reasons: (a) substantial complexity; (b) distraction of management from its core purpose (i.e., being continually burdened by the need to maintain two or more separate investment portfolios); and (c) family friction caused by the strong likelihood of disparate returns on investment (given the need for substantial differences in the LLCs).

IV. RELIEF REQUESTED

Pursuant to Section 6(c) of the Act, Applicant requests an exemption from all of the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in this Application.

Applicant believes that the exemption requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The exemption requested is consistent with relief granted by the Commission to other private investment companies that have more than 100 beneficial owners and that are substantially owned and controlled by a single family.

As indicated above, Applicant has designed and implemented a structure for the family investment enterprise following Trust termination, subject to such changes as may be necessary and desirable in connection with complying with the terms and conditions of any order granted by the Commission.

V. DISCUSSION OF RELIEF REQUESTED

A. Prior Relief Granted

Applicant submits that its request for an order under Section 6(c) is consistent with relief granted by the Commission to other private investment companies that have more than 100 beneficial owners and that are substantially owned and controlled by a single family.13 Applicant submits that Applicant is a private investment vehicle not intended to

[12]	See, e.g., Frontier Capital Mgmt. Co., SEC No-Action Letter (July 13, 1988). The Commission also retains the ability under Section 48(a) of the Act to prevent the use of creative or complex structures to evade the requirements of Section 3(c)(1) of the Act. See Cornish & Carey Commercial Inc., SEC No-Action Letter (June 21, 1996).
[13]

See, e.g., Leaning Pine II, L.L.C., Application File No. 812-14473 (Jan. 13, 2016) and Release Nos. IC-31959 (Jan. 15, 2016) (notice) and IC-31992 (Feb. 10, 2016) (order); Bessemer Securities LLC, Application File No. 812-10344 (Nov. 20, 1996) and Release Nos. IC-22377 (Dec. 6, 1996) (notice) and IC-22420 (Dec. 30, 1996) (order); THC Partners, Application File No. 812-10104 (May 22, 1996) and Release Nos. IC-21980 (May 23, 1996) (notice) and IC-22023 (June 18, 1996) (order); Pitcairn Group L.P., Application File No. 812-9694 (Nov. 10, 1995) and Release Nos. IC-21525 (Nov. 20, 1995) (notice) and IC-21616 (Dec. 20, 1995) (order); Heber J. Grant & Co., Application File No. 812-8412 (Jan. 24, 1994) and Release Nos. IC-20040 (Jan. 27, 1994) (notice) and IC-20091 (Feb. 23, 1994) (order); Bessemer Securities Corp., Application File No. 812-7752 (Dec. 19, 1991) and Release Nos. IC-18529 (Feb. 5, 1992) (notice) and IC-18594 (Mar. 3, 1992) (order); Richardson Corp., Application File No. 812-6999 (Aug. 29, 1988) and Release Nos. IC-16566 (Sept. 22, 1988) (notice) and IC-16606 (Oct. 21, 1988) (order); 5600, Inc., Application File No. 812-5940 (Sept. 21, 1987) and Release Nos. IC-16004 (Sept. 25, 1987) (notice) and IC-16067 (Oct. 21, 1987) (order); O-W Fund, Inc., Application File No. 812-4742 (Nov. 18, 1980) and Release Nos. IC-11597 (Feb. 2, 1981) (notice) and IC-11658 (Mar. 2, 1981) (order); In re Maritime Corp., 9 S.E.C. 906 (1941).

be within the scope of the Act and that the protections of the Act are not necessary for investors in exclusively family-owned, private enterprises such as Applicant.

1. Family Ownership. One commonality running through many of the requests for relief that were granted previously by the Commission is that ownership of the entity for which relief was granted is concentrated, entirely or in substantial part, in one family or group of families with related interests, and transfer restrictions were imposed to maintain such concentrated ownership.

Units in Applicant are, and will be pursuant to the conditions of this Application, held entirely by Family Clients. Transfers for value by existing owners (with the exception of redemptions and certain narrowly defined estate planning transfers) will be prohibited. In granting prior requests for relief, the Commission has permitted entities to be owned in part by investors that are not related to a single family (or group of families with related interests).14 Ownership of Applicant therefore is substantially similar to the ownership structures that the Commission has previously approved in granting relief to family-owned enterprises.

2. Management. Another common theme in many, but not all, of the prior granted requests is that family members or management entities owned and controlled, in whole or in part, by family members were involved in the direct management, and/or the oversight and control, of the applicant’s investments. That is the case with Applicant, which will be managed and controlled by Jeffrey-family controlled entities.

Applicant notes that substantially all of Applicant’s investments are managed on a day-to-day basis by Commission-registered investment advisers that own no units in Applicant, subject to the oversight of the Board and the Family Management Co. Applicant does not believe that its retention of such registered investment advisers detracts from its sole purpose of serving as an investment vehicle for members of a single family. In addition, as registered investment advisers, any such advisers retained by Applicant already would be subject to oversight by the Commission and compliance with the Advisers Act, each of which imposes duties on advisers to eliminate or mitigate conflicts of interest with investor clients.

[14]	See Bessemer Securities LLC, supra note 13 (investors included employees and investment managers unrelated to the family); Pitcairn Group, supra note 13 (exemption conditioned on entity remaining at least 90% owned by investors related to the family); Heber J. Grant, supra note 13 (investors included church, employees and other individuals unrelated to the family, and conditions of exemption permitted up to 35 additional investors unrelated to the family); Bessemer Securities Corp., supra note 13 (investors included employees and investment managers unrelated to the family); 5600, Inc., supra note 13 (investors included employees unrelated to the family, and conditions of exemption permitted up to 35 additional investors unrelated to the family); O-W Fund, supra note 13 (investors unrelated to either of two families owned approximately 7.5% of the stock).

In several of the prior applications for which the Commission has granted relief, the investment management functions of the relevant vehicle were not performed by family members but rather by unrelated investment advisers.15 Applicant therefore views its use of unrelated, Commission-registered investment advisers as consistent with prior exemptive relief granted by the Commission.

The level of family oversight and control of Applicant’s investment activities also is consistent with circumstances under which the Commission has previously granted relief. Day-to-day oversight is conducted by the Family Management Co., which is wholly owned and controlled by a Family Member, subject to the direction of the Board, a majority of the directors of which are Family Members. The Board and the Family Management Co. oversee Applicant’s investment activities by negotiating management agreements with investment advisers, establishing investment restrictions and guidelines, and reviewing the investments (quarterly by the Board and daily by the Family Management Co.).

Many of the prior granted requests involved similar levels of family oversight and control, particularly with regard to the composition of governing bodies analogous to the Board. For example, members of the relevant family constituted seven of fourteen,16 seven of thirteen,17 two of three,18 six of nine,19 five of nine20 and two of six21 members of such governing bodies, respectively.

3. Independent Auditor. An additional common thread woven throughout many prior applications for relief of similarly situated entities is the provision of audited financial statements to investors on an annual basis.22 Applicant currently provides, and will continue to provide, audited financial statements to all investors annually.

B. Consistency with Current Commission Policy and Purposes of the Act

As reflected in the Commission’s examination priorities for 2014, Applicant believes that one of the key purposes of the Act is to ensure that every investment company properly “identifies and mitigates conflicts of interest and legal, compliance, financial,

[15]	See Leaning Pine, supra note 13 (conditioning relief on requirement that any investment advisers engaged by the managers be Commission-registered); THC Partners, supra note 13 (application did not mention limiting the engagement of any outside investment advisers to those related by family or similar ties, and relief granted did not appear to be conditioned on any such limitations); Heber J. Grant, supra note 13 (application did not mention limiting the engagement of any outside investment advisers to those related by family or similar ties, and relief granted did not appear to be conditioned on any such limitations); 5600, Inc., supra note 13 (investment vehicles covered by application could be managed by employees, consultants or other service providers to members of the relevant family).
[16]	See Bessemer Securities LLC, supra note 13.
[17]	See id.
[18]	See THC Partners, supra note 13.
[19]	See Pitcairn Group, supra note 13.
[20]	See Heber J. Grant, supra note 13.
[21]	See 5600, Inc., supra note 13.
[22]

See Leaning Pine, supra note 13; Bessemer Securities LLC, supra note 13; THC Partners, supra note 13; Pitcairn Group, supra note 13; Bessemer Securities Corp., supra note 13; Richardson Corp., supra note 13; 5600, Inc., supra note 13; O-W Fund, supra note 13.

and operational risks.”23 As described in part II.C. above, Applicant, through the Board, has been highly proactive in this regard. The Board’s structure and practice, including its review of compliance with legal and regulatory requirements, evaluation of operational risk management processes, establishment of a Code of Ethics (addressing, among other things, conflicts of interest) and provision of periodic reports to investors, are designed to protect Applicant’s investors. Moreover, Applicant’s “co-op” style, where no money is taken off the top for management (i.e., management does not receive a carried interest or other share of profits), no performance fees are paid and management’s incentives otherwise are aligned with clients, provides further protection. Applicant represents that its efforts to mitigate conflicts of interest are at least as robust as those the Commission historically has required in similar exemptive relief.24

Finally, the control of Applicant by a single family serves to mitigate any actual or perceived conflict between management and investors. The directors will be elected annually by the Family Client owners, and a majority of the directors will themselves be Family Members (except to the extent that there is a vacancy as described in Condition 4 of this Application). In the event that the Board is not serving the interests of Family Members as investors, it would be much easier and more likely given the close family relationship of Applicant’s members for several of Applicant’s members to work together to collectively replace one or more directors or cause the Board to change course than would be the case for a group of unrelated third-party investors.

VI. CONDITIONS OF RELIEF

Applicant agrees that the order of the Commission granting the requested relief shall be subject to the following conditions, which conditions shall continue for so long as Applicant seeks to rely on such relief:

1. Interests in Applicant have not been and will not be sold to the public. Applicant will neither admit as a new investor, nor permit the assignment or transfer of any interest in Applicant to, any individual or entity that is not a Family Client.

2. After the wind-up of the Trust, Applicant at all times will be controlled by Family Members.

3. Applicant will not have as an investment adviser any investment adviser other than (i) a Commission-registered investment adviser, (ii) a “family office” as defined in the Family Office Rule or (iii) an entity that has obtained an order from the Commission declaring it to be a person not within the intent of the Advisers Act to the extent that it

[23]	National Exam Program, Examination Priorities for 2014 (Jan. 9, 2014), https://www.sec.gov/about/offices/ocie/national-examination-program-priorities-2014.pdf. See also National Exam Program, Examination Priorities for 2016 (Jan. 2016), https://www.sec.gov/about/offices/ocie/national-examination-program-priorities-2016.pdf (specifically expressing concern about performance-based fees).
[24]

In at least one prior application for which the Commission granted relief, individual investment professionals who were not members of the relevant family were entitled to receive carried interests. See Bessemer Securities Corp., supra note 13.

cannot satisfy all of the conditions to be a “family office” as defined in the Family Office Rule.

4. A majority of the Board will consist of Family Members; provided, however, that if by reason of the death, disqualification or bona fide resignation of any director or directors, a majority of the directors are not Family Members, the vacancy or vacancies will be filled in order to reestablish such majority within 90 days (consistent with Act Rule 10e-1(a)).

5. Applicant will continue to hold annual meetings of its investors for the purpose of electing Board members and transacting such other business as may properly come before such meetings.

6. The Board will meet no less frequently than quarterly to review Applicant’s investment portfolio to review compliance with all applicable investment restrictions and policies.

7. Applicant will not knowingly make available to any broker or dealer registered under the Securities Exchange Act of 1934, as amended, any financial information concerning Applicant for the purpose of knowingly enabling such broker or dealer to initiate any regular trading market in any interests in Applicant.

8. Applicant will provide each investor in Applicant annual financial statements audited by an independent public accountant.

9. Applicant will comply with the provisions set forth in subparagraphs (A)(i) and (B)(i) of Section 12(d)(1) of the Act as if Applicant were an investment company relying on the exemption set forth in Section  3(c)(1) of the Act.

VII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicant have been complied with in accordance with the organizational documents of Applicant, and the undersigned president and chief executive officer of TJC is fully authorized to execute this Application.

The authorization required by Rule 0-2(c) and the verification required by Rule 0-2(d) under the Act are attached to this Application as Exhibit A and Exhibit B, respectively. The name and address of Applicant and the name and address of the person to whom questions regarding this Application should be directed, required by Rule 0-2(f), are set forth herein.

VIII. CONCLUSION

For the reasons articulated above, Applicant believes that the foregoing requested exemption is necessary and appropriate in the public interest and is consistent with the protection of investors and the policies and purposes of the Act. Accordingly, Applicant requests that a notice of the filing of this Application be published and that an order thereafter be issued granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

Applicant has caused this Application to be duly signed on its behalf on the 13th day of December, 2016.

JEFFREY LLC, a Delaware limited liability company

By:	The Jeffrey Company, an Ohio corporation,
its Managing Member

	By:	/s/ Donald M. Mykrantz
Donald M. Mykrantz,
President and Chief Executive Officer

EXHIBITS TO APPLICATION

The following materials are made a part of this Application and are attached hereto:

Exhibit A – Authorization for Jeffrey LLC

Exhibit B – Verification of Application and Statement of Fact

EXHIBIT A

AUTHORIZATION FOR

JEFFREY LLC

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Applicant.

Pursuant to Article VII of that certain Third Amended and Restated Limited Liability Company Agreement of Jeffrey LLC dated as of July 1, 2016, exclusive management and control of the affairs of Applicant are vested in its Managing Member, The Jeffrey Company, an Ohio corporation. The Board of Directors of The Jeffrey Company (the “Board”) has authorized and directed the undersigned to execute and file this Application for an Order. The resolutions of the Board to this effect are as follows:

Accordingly, upon motion duly made, seconded and unanimously approved and adopted, the Board authorized Mr. Mykrantz to seek from the SEC an exemption from the provisions of the Investment Company Act and the related rules and regulations for the LLC (and for the Company, if applicable), and the Board authorized Mr. Mykrantz to execute and file an application with the SEC for such purpose, including any supplements and amendments, in such form and subject to such conditions as may be determined by Mr. Mykrantz to be reasonable, necessary or appropriate.

Attested:

JEFFREY LLC, a Delaware limited liability company

By:	The Jeffrey Company, an Ohio corporation,
its Managing Member

	By:	/s/ Donald M. Mykrantz
Donald M. Mykrantz,
President and Chief Executive Officer

Date: December 14, 2016

EXHIBIT B

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

The undersigned states that he has duly executed the attached Application, dated December 14, 2016, for and on behalf of Jeffrey LLC (“Applicant”); that he is the president and chief executive officer of The Jeffrey Company, Applicant’s Managing Member (“TJC”); and that all action by Applicant’s members, TJC, TJC’s board of directors, TJC’s shareholders and other bodies necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Donald M. Mykrantz
Donald M. Mykrantz Date: December 14, 2016